Exhibit 99.1

Genius Group announces the appointment of Mr. Adrian Reese as Chief Financial Officer

SINGAPORE, March 26, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered education group, today announced the appointment of Mr. Adrian Reese as its Chief Financial Officer (CFO). He has been appointed in this role following the Genius Group’s recently announced, accelerated growth plans, bringing his extensive, global experience to the Company.

Mr. Reese has held senior financial management positions at Morgan Stanley from 2005 to 2021, including roles such as CFO APAC Investment Banking and International Wealth Management, and Head of Corporate FP&A Management Reporting, Governance and Control. More recently, he served as Global Head of FP&A and CFO Asset Management at AlTi Tiedemann Global.

On his appointment, Adrian Reese said, “I am excited to be joining Genius Group at this pivotal time. I look forward to working with Roger and the Genius management team as we execute on the company’s mission of powering our exponential future through AI education and acceleration.”

Roger James Hamilton, Founder and CEO of Genius Group, said, “Our board, management and global team are all giving Adrian a warm welcome. His experience within the global investment banking industry, combined with his expertise in financial planning & analysis to drive scale is exactly what we’ve been looking for. I’m looking forward to building the future together.”

About Genius Group

Genius Group is a world leading AI Education Marketplace, with a mission to disrupt the current education model with a student-centered, life-long learning ecosystem that prepares governments, businesses, entrepreneurs and students with the leadership, entrepreneurial and life skills to build the exponential economies of the future. The group has a group user base of 5.4 million users in 200 countries, ranging from early age to 100.

For more information, please visit https://www.geniusgroup.net/

Contacts

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com